

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 27, 2008

Mr. Greg D. Kerley
Executive Vice President and Chief Financial Officer
Southwestern Energy Company
2350 N. Sam Houston Pkwy. E., Suite 125
Houston, TX 77032

> **Re:** **Southwestern Energy Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Schedule 14A Filed March 27, 2008**
> **File No. 001-08246**

Dear Mr. Kerley:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K Filed February 28, 2008

Risk Factors, page 22

2.   Provide a complete Risk Factors section that identifies all the known, material
        risks that apply to your company in particular, and eliminate the suggestion that
        the section is "not necessarily exhaustive." It also appears inappropriate to
        suggest that investors "perform their own investigation" if that is meant as a
        substitute for a comprehensive Risk Factors section. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

General

3.   In this section, you sometimes refer to two or more factors that contributed to
        material changes over the reported periods. Revise to quantify the amount of the
        changes contributed by each of the factors or events that you identify as they
        relate to revenues, operating expenses and other income or expenses. Instead of
        simply using the terms "primarily" or "partially" to describe changes, quantify the
        amount of the change that is attributable to the primary source you identify. See
        Section III.D of SEC Release 33-6835 (May 18, 1989).

Statement of Cash flows, page 62

4.   The amount you disclose as deprecation, depletion and amortization within your
        statement of operations is different from the amount disclosed within your
        statement of cash flows. Please tell us the nature of the difference and reconcile
        the two amounts.

5.   We note your balance of cash and cash equivalents disclosed in your balance
        sheet differs from the amount disclosed in your statement of cash flows,
        presumably as a result of cash classified within current assets held for sale. In
        future filings, please expand your disclosure within your balance sheet or
        statement of cash flows so as to enable the reader to identify and understand the
        difference between the two statements on their face. Consider disclosing the
        difference prominently in relation to the statement of cash flows, either
        parenthetically within the statement or in a footnote immediately thereto.

Item 9A – Controls and Procedures, page 87

6.   We note your determination of effectiveness of disclosure controls and
        procedures is limited to "financial statement preparation and presentation."
        Please note that Item 307 of Regulation S-X requires you to determine the
        effectiveness of your disclosure controls and procedures, as defined in Section
        13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934. The definition
        therein is broader than financial statement presentation and preparation, and
        includes "all information required to be disclosed by the issuer in the reports that
        it files or submits under the Act." Please modify your disclosure in future filings
        to state, if true, that your disclosure controls and procedures are effective for the
        objectives and scope within the definition in Section 13a-15(e) or 15d-15(e) of the
        Securities Exchange Act of 1934.

Schedule 14A filed March 27, 2008

Compensation Discussion and Analysis

General

7.   Revise to explain the reasons for the difference in compensation for Mr. Korell as
        compared to the other named executive officers and the reasons for the different
        treatment for the SVP-SEECO. As noted in Section II.B.1 of Release 33-8732A,
        the compensation discussion and analysis should be sufficiently precise to
        identify and explain material differences in compensation policies with respect to
        individual executive officers.

Total Compensation and Allocation Among Components

General, page 18

8.   We note your statement that no more than 30% of each executive's compensation
        package is salary and the remainder is at risk and contingent upon company and
        individual performance. Identify the actual individual performance goals that you
        established for each named executive officer and discuss whether, for each named
        executive officer, he or she met those goals.

Total Cash Compensation

Incentive Plan, page 19

9.   We note your statement that you set aggressive performance targets for awards
        under this plan and that you do not publicly disclose the specific objectives
        because to do so would cause competitive harm. Supplementally, tell us why,
        based upon the facts and circumstances, publicly releasing the targets will cause
        competitive harm.

10.   In accordance with Instruction 4 to Item 402(b) of Regulation S-K, discuss for
        each named executive officer how difficult it will be, or how likely it will be for
        you, to achieve the undisclosed targets.

11.   Discuss in general the reasons that you might issue special awards outside the ICP
        that could result in a total award bonus above the maximum percentage. State
        whether you have ever made a special award that resulted in a bonus above the
        maximum percentage.

Long Term Incentives, page 21

General

12.   You state that the Committee determines the overall dollar amount of the long
        term incentive compared to information regarding total long-term incentive
        compensation at the 50th and 75th percentiles of the peer group. State how the
        committee determines the actual dollar amount of the long term incentive, for
        example, whether it is set at the 50th percentile, 75th percentile or at a percentile
        between those amounts.

Performance Unit Plan, page 22

13.   For the awards under the PUP, identify the actual performance goals that you
        established and discuss whether, for each named executive officer, he or she met
        those goals.

14.   We note the special award of restricted stock and related tax gross-ups awarded to
        the SVP-SEECO. Explain why the special award was made.

Severance and Other Change in Control Benefits, page 25

15.   Describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the severance agreements. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, Kimberly L. Calder at (202) 551-3701 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director